Exhibit 99.5

FILED BY SEDAR

July 23, 2007

Northern Orion Resources Inc.

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Autorite des Marches Financiers

Office of the Administrator, New Brunswick

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Yukon Registrar of Securities

Northwest Territories Registrar of Securities

Nunavut Registrar of Securities

Dear Sirs/Mesdames:

Re:          Northern Orion Resources Inc. (the “Company”)

This letter is being filed as the consent of B. Terrence Hennessey, P.Geo. of Micon International Limited to being named in the notice and information circular dated July 20, 2007 (the “Circular”) of the Company and to the inclusion of reference to the following report (the “Report”) and of extracts from or a summary of the Report in the written disclosure contained in the Circular by way of the incorporation by reference therein of the Annual Information Form of Yamana Gold Inc. for the year ended December 31, 2006 (the “AIF”).

“An updated Mineral Resource and Mineral Reserve Estimate and Results of 2006 Exploration Program at the Joao Belo Mine, Jacobina Mine Project, Bahia State, Brazil, dated February 2007”.

I hereby confirm that I have read the written disclosure of the Report and extracts from or a summary of the Report contained in the Circular by way of incorporation by reference of the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or, within my knowledge, as a result of the services performed by me in connection with the Report.

Sincerely,

“B. Terry Hennessey”

B. Terry Hennessey, P.Geo.

Micon International Limited